Filed by Ebix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Yatra Online, Inc.

Commission File No.: 001-37968

Date: August 8, 2019

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EDITED TRANSCRIPT

Q2 2019 Ebix Inc Earnings Call

EVENT DATE/TIME: AUGUST 08, 2019 / 3:00PM GMT

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

CORPORATE PARTICIPANTS

Darren Joseph Ebix, Inc. - Corporate VP of Finance & HR

Robin Raina Ebix, Inc. - Chairman, CEO & President

Sean T. Donaghy Ebix, Inc. - CFO, Compliance Officer & Secretary

CONFERENCE CALL PARTICIPANTS

Allen Robert Klee Maxim Group LLC, Research Division - Senior VP & Senior TMT Analyst

Jeffrey Lee Van Rhee Craig-Hallum Capital Group LLC, Research Division - Partner & Senior Research Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Ebix Second Quarter 2019 Earnings Conference Call. (Operator Instructions) As a reminder, this conference is being recorded. I’d now like to turn the conference over to Darren Joseph, Corporate Vice President. Mr. Joseph, you may begin.

Darren Joseph Ebix, Inc. - Corporate VP of Finance & HR

Thank you. Welcome, everyone, to Ebix Inc’s. 2019 Second Quarter Earnings Conference Call. Joining me today is Ebix Chairman, President and CEO, Robin Raina; and Ebix CFO, Sean Donaghy.

(Operator Instructions) Now let me quickly cover the safe harbor. Some of the statements that we make today are forward-looking, including among others, statements regarding Ebix’ future investments, our long-term growth and innovation, the expected performance of our businesses and our use of cash. These statements involve a number of risks and uncertainties that might cause actual result to differ materially from those projected in the forward-looking statement.

Please note that these forward-looking statements reflect our opinions only as of the date of this presentation, and we undertake no obligation to revise or publicly release the results of any revisions to these forward-looking statements in light of new information or future events.

Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements made today is contained in our SEC filings, which list a more detailed description of the risk factors that may affect our results.

Our press release announcing the Q2 2019 results was issued this morning. The audio of this investor call is also being webcast live on the Web at www.ebix.com/webcast. You can look at Ebix’s financials beyond what has been provided in the release on our website, www.ebix.com. The audio and the text transcript of this call will be available also on the investor homepage of the Ebix website after 4:00 p.m. Eastern standard time today.

Let me now discuss the quarter from a numerical perspective. Revenue in Q2 2019 increased 16% from a year ago to $144.3 million. On a constant currency basis, Ebix’s Q2 2019 revenue increased 18% year-over-year to $147.4 million as compared to $124.6 million in Q2 of 2018. The revenue improvements reflected growth in the company’s EbixCash channel.

In Q2, our EbixCash revenue was the largest channel for Ebix accounting for 55% of the company’s revenues and our insurance exchange general accounting for 32%. The year-over-year revenue increase was primarily driven by the growth of the Financial Exchange.

Our explosive growth over the last 12 months have been primarily in India driven by the growth in Ebix Cash Financial Exchange business. The Indian-led ventures, including Indian-led revenues build in other Asian countries, showed 43% year-over-year growth in the 3-month period ending June 30, 2019 by growing to $78.9 million from $55.3 million the same period in 2018. India is one of the emerging economies today that we intend to continue to invest in over the next 3 as this is an economy with one of the largest middle classes in the world and that has continued to grow even in diversed economic periods. After excluding the revenues from the discontinued e-governance business, EbixCash Q2 2019 revenues grew 58% in Q2 2019 as compared to Q2 2018.

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

We are pleased with the sequential growth in top line of our overall business and the various business segments. Q2 2019 revenues grew 1% by $1.4 million over Q1 2019 revenues of $142.9 million. Our Financial Exchange operations grew sequentially from $77.7 million to $78.9 million. Q2 2019 revenues reflected $1.4 million or 1% sequential increase from Q1 2019 and a 19.7 or 16% increase from Q2 of 2018.

On a constant currency basis, Ebix’s Q2 2019 revenue increased 18% to $147.4 million compared to $124.6 million in Q2 2018. The exchanges, including the insurance and EbixCash Financial Exchange, has accounted for 87% of Q2 2019 revenues. Also on a constant currency basis, year-to-date revenue increased 27% to $295.4 million as compared to $232.9 million during the same period in 2018.

Q2 2019 diluted earnings per share increased 2% to $0.94 as compared to $0.92 in the second quarter 2018. The non-GAAP diluted earnings per share in Q2 2019 grew 17% to $1.08 as compared to Q2 2018.

Ebix’s weighted average diluted shares outstanding decreased to 30.67 million in Q2 2019 compared to 31.63 million in Q2 2018 and slightly increased from 30.6 million in Q1 2019. As of today, the company expects the diluted share count for Q3 2019 will be approximately 30.7 million shares. Q2 2019 GAAP operating margins were at 29% while the GAAP operating income for Q2 2019 rose 8% to $41.3 million.

Non-GAAP operating margins for Q2 2019 were at 30% while non-GAAP operating income grew 13% to $43.4 million in Q2 2019 as compared to $38.3 million in Q2 2018.

GAAP net increase -- GAAP net income decreased 1% to $28.9 million compared to $29.2 million in Q2 2018. This is in spite of increased operating income principally due to increased nonoperating short-term expenses associated with the company’s recent investments and growth initiatives in India associated with servicing increased gross merchandise value.

Q2 2019 non-GAAP net income increased 14% to $33.2 million after excluding certain nonrecurring items. We were pleased the fact that the company continues to report sequential quarterly revenue growth, consistent operating income and attractive operating margins near 30%.

Cash generated from operations was negative $253,000 in Q2 2019 compared to $14.4 million in Q2 2018 and $38.5 million in Q1 of 2019. The operating cash in Q2 2019 reflected the $20.5 million derivative case legal settlement and other related legal fees, funding of new growth initiatives and associated with increased GMV and new receivables from executing certain new contracts in organic areas like the bus exchange, trucking logistics and the travel businesses.

During Q2 2019, we invested a total of $12.7 million for the acquisition of additional shares of Weizmann, $2.3 million on dividend payments, $2.9 million on CapEx, $850,000 on capital software, $3.8 million on principal payments towards the term loan and $2.4 million on tax payments. Furthermore, our balance sheet remains healthy and our company’s financial position remains solid with the company ending the quarter with cash, cash equivalents and short-term investments of $107.1 million, up by $10.7 million as of the 31st of March 2019.

Finally, Ebix’s Form 10-Q will be filed tomorrow. And I will now pass the call on to you, Robin.

Robin Raina Ebix, Inc. - Chairman, CEO & President

Good morning, everyone. Let me now try to detail out the various qualitative and exceptional aspects of the results that were announced today. I’m overall pleased with the continued top line growth in second quarter 2019. In spite of having a very strong first quarter 2019, with a number of one-time revenues, we were able to beat the Q1 2019 numbers in Q2 2019.

Q2 2019 revenue rose 16% to $144.3 million compared to $124.6 million in Q2 of 2018 and increased 1% sequentially over Q1 2019 revenue of $142.9 million. Not excluding the revenues from the discontinued e-governance business, Q2 2019 revenues grew 21% in second quarter of ‘19 as compared to second quarter of 2018.

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

Our constant currency year-to-date revenues are at $295.4 million, and we expect to continue the revenue growth in coming quarters. We have signed a number of new large insurance-related contracts in the U.S. and EbixCash-related contracts in the international markets that should provide us the momentum for further growth. Let me discuss the performance of the insurance of Financial Exchange both in the quarter.

The exceptional areas for the insurance segment in the quarter were the areas of Brazil, Singapore, A.D.A.M., continuing medical educational and the areas of the underwriting exchange. Our revenues in Brazil grew sequentially almost 30% in the second quarter over the first quarter of ‘19, 20% in Singapore and 7% in the A.D.A.M. CME area. On the flip side, our underwriting revenues decreased 11% in the second quarter of ‘19 as compared to the first quarter of ‘19 primarily because of certain project delays.

We expect underwriting revenues in the third quarter to come back to the growth trajectory again as they have traditionally done. With these exceptions, the revenue in all other insurance functional and geographical areas are essentially flat in the second quarter of 2019 sequentially.

The government of India recently approved 100% foreign investments in the insurance distribution sector. We expect regulatory approval of our BSE Ebix insurance ventures soon now and are ready to deploy immediately across India to the strong BSE financial institution network and also our own franchisee network.

BSE and Ebix are also exploring setting up reinsurance exchange in (inaudible) could drop on the line of the PPL reinsurance initiative in London. The aim of the proposed venture is to set up a reinsurance hub that can gravitate Asian, ASEAN, African and Pacific reinsurance business to India. More on the later.

In the second quarter of 2019, we added many new revenue sources organically while consolidating our revenue base in the traditional insurance and Financial Exchange areas. We grew EbixCash business by 58% in the second quarter of ‘19 as compared to the second quarter of ‘18, after excluding the revenues from the discontinued e-governance business line and 43% even if we were to include the e-governance business line. We are very pleased with that.

We also grew the EbixCash business approximately 2% sequentially. As of the 6-month period ending June 2019, our core EbixCash dividends, EbixCash payments division, which includes remittance, payments and ForEx in the second quarter of 2019, grew 52%

year-over-year while our Financial Technologies Division that includes technologies for travel, insurance, finance and other technologies grew 118% year-over-year. The travel division grew 125% year-over-year while our trucking logistics start-up grew organically to $3.5 million from 0 last year. The e-Learning division in the 6-month period of 2019 decreased in revenue by approximately 43% due to certain one-time revenues in 2018.

E-governance revenue came down from $10.2 million in 2018 to almost $200,000 in 2019 as the company took a conscious public decision of not servicing the e-governance business until BSNL, the largest telecom player that we used to do business with, had been adequately funded by the government.

Let me now discuss progress on some of the key initiatives that we announced earlier. A few months back, we announced the signing of the Dubai Airport contract. The contract involved a number of obligations on our part, including certain financial deposits to be made by us with the airport authority. We are pleased to say that we have fulfilled all the financial formalities required from EbixCash to execute the multi-million dollar contract, including depositing a few million dollars of deposits as mandated in the contract.

The product is still not live in spite of the contract signing many months back since foreign exchanges are a highly regulated subject in United Arab Emirates and require Central Bank approval for foreign companies like us. We are in the process of securing the traditional financial regulatory approvals required by foreign companies from the Central Bank in that country. After Central Bank approval, we will immediately go live at the Dubai Airport, adding a new revenue line to our foreign exchange business.

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

I’m also pleased to convey that we have fully executed our first bus exchange initiative for the state of Rajasthan successfully. This will now emerge as a recurring revenue source for us across 5,800 plus buses in the state with the sale of every bus ticket generating transaction fees for us. Q2 revenues had approximately $1.5 million of revenues from this project. One of our key initiatives is to grow our trucking logistics division, Routier. In Q2 of 2018, we had no revenues from this business. In Q2 of 2019, we had $2.5 million of revenue from this division.

We are targeting $5 million of quarterly revenue from this division by the year-end of 2019. We are presently deep into negotiating contracts in all phases of our business: in the area of ForEx, payments, travel, bus exchange, lending and wealth management technologies, travel technologies, trucking logistics area, and of course, many deals in the bus exchange arena.

All of these are organic areas of growth for us, and we feel that we are well-situated with momentum on our side. Let me give you a few examples to explain what we have been able to do in terms of growth and momentum.

In the area of lending and wealth management technologies, at the time of acquisition of 2 of these companies, the combined revenue run rate of these acquisitions was approximately $7.1 million a quarter. We did $11 million in second quarter 2019 from lending and wealth management, all organic growth, to winning international deals in the Middle East, Africa, ASEAN region and India.

Another example. We acquired Zillious in the travel technologies, and they had a run rate of approximately $1.7 million a year. In the last 6 months, we’ve already done revenues of $1.6 million from Zillious.

We acquired Mercury and Leisure Travels in the area of travel, and they had a run rate of approximately $6 million a year from corporate non-MICE business lines. In the last 6 months, we have already done revenues of $9 million from Mercury Travels. To give you another example of growth, let me say that we have secured new travel contracts in the area of MICE at Mercury that have already generated $12 million of revenue for us in the last 6 months in addition to the $9 million of non-MICE business revenue.

On the same token, we were pragmatic to take a $22 million annual revenue line in 2018 from e-governance basically to 0 in 2019, as we wanted to ensure that our largest client, BSNL, in that area were very quickly funded first by the government.

In the coming days, we will make tough revenue-related decisions regarding Yatra as we will be willing to give up revenue streams that are unprofitable, and we will be laser-focused on carving out good revenues that can generate 30% or so in operating margins.

In the area of acquisitions, we have a number of key opportunities that we are pursuing that are being played out in the public eye. One, the Yatra acquisition, and the second is the acquisition of Trimax. We believe that the acquisition of Yatra would lend itself to significant synergies and the emergence of EbixCash as India’s largest and most profitable travel services company besides being the largest enterprise financial exchange in the country.

Over the last few months, we have evolved a detailed synergistic plan that once fully executed can provide between $0.40 to $0.75 of accretion to the Ebix non-GAAP EPS. We are clearly excited by the cross-selling opportunities that this combination provides us while further strengthening our future EbixCash IPO offering.

We are also pursuing a number of other opportunities, including the asset purchase of India’s leading bus exchange company, Trimax, from the Indian Bankruptcy Code. Trimax is a 25% margin business today with possible revenues between $25 million to $30 million a year. Besides Trimax, we are pursuing a number of high margin opportunities in various geographies in the U.S. and abroad in terms of acquisitions. More on that later once we close them.

As always, I, along with my management, humbly are here to serve your interest and do what we can with utmost integrity to maximize value for you. I’ve lived through many misinformation campaigns over the last 2 decades and always put my money where my mouth is. When a misinformation is done, I typically advise my management to answer that through fundamentals and results, and we will continue to do that. If someone tries to spread misinformation by reaching out to our banks and clients, then in my view, that’s crossing a line. In a recent times, we have secured black-and-white court rulings banning any such misinformation campaign and are prepared to take it to the next level if forced to do so. As for me, I typically respond to misinformation by just investing more in the Ebix stock when others are driving it down.

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

I presently take all my salaries and stock from the company besides the fact that I’m the largest shareholder in Ebix today, holding stock all the way from 1999/2000.

Finally, a small brief on the proposed EbixCash IPO next year. We will soon be announcing the engagement of 4 to 5 leading investment banks to lead our EbixCash IPO targeted for the second quarter of 2020. We have made substantial progress in that direction and will be updating our investors soon on the names of each of these leading investment bankers. We believe that EbixCash has all the ingredients to be a blockbuster IPO, though nothing can be guaranteed about what valuations we command in the markets once EbixCash goes public.

Thank you. With that, I’ll hand over the call to the operator.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from Jeff Van Rhee with Craig Hallum.

Jeffrey Lee Van Rhee Craig-Hallum Capital Group LLC, Research Division - Partner & Senior Research Analyst

Great. A couple from me, Robin. First, maybe just touch on the legacy business. Looks like it bottomed. It grew a little bit here sequentially. How do you think about the growth rates over the next few quarters there? You talked about some big signs. Would you sort of level set for us what do you think would be a reasonable outcome over the next 12, 24 months in terms of growth there?

Robin Raina Ebix, Inc. - Chairman, CEO & President

Well, look, I think, first of all, I want to say I don’t call it a legacy business. We’re — it’s a fundamentally strong business for us, insurance. Meaning, I’m sure you saw today the announcement that came out regarding one of our competitors who is way smaller than us and got sold at 20x their EBITDA multiple. And if you look at the revenue stream, we pretty much have a way bigger revenue stream and we have 3x their profitability.

Coming back to it, we as a business, I’m looking at insurance as a fundamental strength for us. We are going to continue to grow our insurance business. We’ve spent decent amount of time trying to ensure that we took a few hits that I talked about in the previous calls with respect to insurance, in the area of health, A.D.A.M, which we have stabilized now. And we believe A.D.A.M. has completely bottomed out, and that’s why you’re seeing improvements. And for example, in today’s call, I talked about improvement A.D.A.M. CME area, where we showed 7% growth.

So the second area has been consulting. Where we are still not there in terms of the — we are kind of bottoming out there. We are trying to grow that business up. In fact, in the consulting arena this quarter, we had basically flat performance in terms of, in ballpark, consulting arena we showed actually substantial growth. In other area, we should a little bit of a decline but designed to balance each other off. So having said that, we spent a decent amount of time stabilizing our business. For in this particular quarter, this quarter would have looked a lot better in — from an insurance perspective. For example, if an underwriting revenue had been at the same level as last quarter.

Now our underwriting revenues are very strong. We are market leader in the market in U.S. and Canada. Meaning, every deal that comes out, if we are in the race, 9 out of 10x, we’re winning the deal. However, we — our revenue is a function of percentage completion and we had some project delays, which is associated with which we couldn’t pick up revenue — as much revenue in the quarter. But that revenue is not going anywhere. We’re going to get that revenue. So I expect us to be back on the underwriting side.

And we are targeting a lot of wins right now and they’re now in sight. So we think that business will continue to grow. If you look at the annuity business, annuity business actually grew nicely this quarter. So we have — if you look at the market, say, Australia, we did relatively flat. It was a little bit higher than what we normally do, but relatively flat, I would say. Brazil was very strong performance. I talked about Brazil. I think Singapore was actually higher, a lot higher than what we normally do, it was 20% higher. New Zealand is much a smaller company. So our numbers were essentially basically where we used to be. Anyway, it doesn’t move the delta for us. Our London mode, essentially flat.

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

So coming back to it, the value of our insurance business is that it is continuing to generate margins and it will continue to, we believe, as we take that business into a growth mode, we’re going to see all of these numbers added up. One of the strength we have with respect to — as compared to our competition, anybody in the market. In insurances, our revenue sources in insurance tend to be highly recurring. We did not focus our energies in insurance on trying to generate perpetual licenses. We didn’t spend this time to say, listen, we’re going to sell the license, book a great deal of revenue and then next quarter look for new revenue.

We have always focused on recurring revenue sources, which incidentally is not the case for the other companies that are out there in the market, at least in the insurance business.

So coming back to it, we feel that insurance business will continue to grow. We’ve actually stabilized our business pretty well. We have taken a lot of hits in the business in terms of — for example, under exchange, we call it the A.D.A.M. area contractor exchange. We had to take some hits in the cleanse area for example, and all of that had to be substituted through growth in other area.

So essentially, when you look at insurance and when you look at the relatively flat performance, it is because it has — it means that actually many sectors have done very well and have compensated for some of the other declines. So we actually feel that the declines that we have had in certain — some of those areas are bottoming out now. So we actually think our insurance is going to grow. You’re also going to see us make acquisition in the insurance arena besides organically growing our business in the insurance arena.

Jeffrey Lee Van Rhee Craig-Hallum Capital Group LLC, Research Division - Partner & Senior Research Analyst

So if I sum all that up, I mean, it sounds like you would expect them. You showed some modest sequentials here. So putting all of that together, is it likely or the expectation is, over the next call it few quarters, that we would continue to see sequential growth even if it’s just modest?

Robin Raina Ebix, Inc. - Chairman, CEO & President

I would believe so, yes.

Jeffrey Lee Van Rhee Craig-Hallum Capital Group LLC, Research Division - Partner & Senior Research Analyst

Yes. Okay. And then flip to the other side. The EbixCash business, on a sequential basis, I think you commented it was up 1% or 2%. And I think longer term, you’ve talked about how growth rate is north of 20% on a year-over-year basis. So I know you called out some particular strength seasonally in Q1 there. But maybe just a little more expansion on the sequential growth. If it was up modestly 2% overall, some things would seem to have been down. So maybe what was down? And then in that same vein, how do you think about EbixCash on its own in terms of sequential growth in the coming quarter or two?

Robin Raina Ebix, Inc. - Chairman, CEO & President

Yes. Actually, we had a very strong Ebix. We did very well this quarter in EbixCash. There is a — what has — why is that, that the growth is not showing as much? We’re showing 2% growth, and the number would have looked a lot better because in the last quarter, we had a release — we had a bit of one-time revenue in the EbixCash business. That one-time revenue, there’s not that many one-time revenues also for EbixCash. But this was one of those quarters where we had a one-time revenue. Now that one-time revenue, once that goes away, we had to make up for that one-time revenue through our transaction-related services, which we did.

So when you look at the overall growth, if I take that one-time revenue out last quarter, sequentially, the revenue went up by more than $6 million this quarter in EbixCash. So that it doesn’t — it looks like more like $2 million and change only because there is that $4 million one-time revenue that was there in the previous quarter. So having said that, we believe EbixCash is absolutely on the right path. I kind of detailed it out in terms of, for example, I just got from the Routier, last quarter in Q1, we did around $960,000. This quarter, we did $2.5 million already from the Routier business. We have no — we had 0 bus exchange revenue last quarter. This quarter, we had $1.5 million of bus exchange revenue and so on. I can go on into each area and detail it out for you. But basically what — they’re about one-time revenue. That was there in the previous quarter. And that was part of why we had a very strong even — we were very pleased that the Q1 revenue results and the benefit was that one-time revenue of $4 million that we had in it.

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

Jeffrey Lee Van Rhee Craig-Hallum Capital Group LLC, Research Division - Partner & Senior Research Analyst

And so, yes, then just to complete the question, the thinking on the forward quarters, I mean, is it your expectation will get back to a 5%-plus type sequential run, some better, some worse, but something that maps to that 20%-plus growth right there?

Robin Raina Ebix, Inc. - Chairman, CEO & President

Well, look, really I couldn’t tell you. I haven’t run the math. I’m telling you whether it’s a 5% or it’s a 3% or whether it’s a 7% growth. I think a lot will depend on how we, on some of these businesses, how we move forward. Part of it is all of these businesses demand GMV funding. So our attempt, we can grow this business as fast as we want to. But you have to also remember, Ebix as a company has to also make sure of 2 things. We don’t have the luxury of doing what other companies can, which is to bring free money and basically not worry about profits. What we are doing, we are generating our own money. We have to fund the GMV and that’s not very easy. I will give you a simple example.

If I have to get $10 million of new ForEx revenue, I need to fund close to $100 million of ForEx transactions, right? That means I need more GMV. So we have a lot of business opportunities in front of us. This is part of the reason we’re going for an IPO because we do want to raise and raise money because we see the value of what we can do with this business, but we’re also being very calculated because we can’t go crazy on funding GMV.

So when you look at the growth in the financial business, you have to grow in a bit of a cautious manner in the sense because you’re also funding, you’re going to have to put that much extra money on the table to fund your GMV.

So for example, this quarter, you’re seeing the cash flow was basically 0. And the reason was, first of all, we made that $20.8 million. But then beyond that, you got to look at all the funding we had to do. Any business that we are growing right now, we’re going to fund many times over for that business to be funded in terms of GMV. For example, we grew our travel business. For example, we have the Routier business where the cycle of money is 70 days. For example, we added the bus exchange business, where initially the cycle of money is 90 days, right?

So we have to be very calculated with respect to the usage of our money as to how we grow this business. Can we manage our cash properly? So we’re trying to keep our feet on the ground and not get carried away because growth in EbixCash, if we’ve had substantial amount of money, you could basically see way higher growth rates in terms of year-over-year, way more than 20% in this business. So I know I gave you a long answer, Jeff, but this is very critical to understand that in the financial services business, and when you have to be very careful with your money spending to ensure that you don’t -- you have to be careful with respect to -- we do want to grow our business and we are sequentially going to continue to grow our business. But we have to be a bit careful and cautious to ensure that we are spending money wisely, to ensure that we are not taking extra debt that we can’t handle, right?

So this is a little bit of a balance you have to arrive when you’re funding GMV because I don’t have a private equity group today coming in, funding me the way my competitors have it. So we are today funding in all from within as a company.

Jeffrey Lee Van Rhee Craig-Hallum Capital Group LLC, Research Division - Partner & Senior Research Analyst

Got it. Last one for me. Just as it relates to the overall strategy and in any other respect to Ebix’s cash. Digital has been the word that you’ve used. You’ve got a really potent physical distribution network. I’m curious from sort of a trackings and metrics standpoint, how has -- what are your views of observing with respect to the customer base, namely the foot traffic in those units, how are you measuring and tracking the ability to take that foot traffic and upsell and cross sell them? You’ve added a lot of products, a lot of capabilities. It just --can you talk about that EbixCash business. And I’m thinking particularly a bit the physical side of the overall piece, but you could also incorporate the online travel component. So just curious, what are the core metrics in terms of how you’re tracking the customer stickiness and the customer cross sell in the EbixCash side of the business?

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

Robin Raina Ebix, Inc. - Chairman, CEO & President

Jeff, that’s a great question. So obviously, that’s a very critical part of what we’re trying to do in terms of cross-selling. If you’re going to see in the coming days, we’re working on a major marketing effort where we want to further leverage what we do with respect to the footprint that we have created. We -- you’re going to see a full-blown effort in terms of branding where our goal over the next 12 months, our goal is to become a household name in India, the way, in India, the way people will talk about a Coke or a Pepsi, for example, Paytm for that matter. We would like to be seen in that light.

And so we intend to go very aggressive on marketing.

We believe when we do that same marketing and have a digital footprint, the size of the digital footprints that we have, it plays extremely well. So what we are doing today with respect to that footprint is, I’ll give you a recent example of 2 deals that we just inked using that footprint. So one of those deals is with [Adonis]. This is for [Adonis Finance]. And what we basically did is we’re using that entire digital network to be able to collect loan money for them.

When they issued loans across the country when they have to collect that money, our digital network would work like an exchange to collect that money for them. Now the second one that we recently did, I can’t give you the name right of that company for confidentiality reasons. It’s a very large health insurance company in India who basically approached us for telemedicine, but ended up doing, using our footprint, and we believe as we go live with this, we are presently working with them to go live, we believe that it will become our largest client in India with respect to simply collection of insurance premiums.

So this is the kind of cross selling that we do. So I could give you a lot of examples of how, for example, I talked about Routier, how are we spreading Routier? How are we organizing that asset-light trucking model. Because what is Routier? Routier is an asset-light trucking model. Like an Uber, somebody wants trucks, a Coke wants trucks and trucks and we want to be able to give them 250 trucks. But it will be -- what we have done, we have used our entire franchising network by enabling them, by incentivizing them. And today, our franchisee network across the nation is actually sourcing these trucks for us, is actually doing the fulfillment of the entire business in the asset-light model.

So again, this is - we are interfacing our trucking logistics division with the payments division for that matter.

So I could walk you through so many of these examples of how we are issuing travel cards, how we are issuing ForEx cards at the franchisee level today while sitting in there. So we have -- part of it is we’ve integrated in such a manner that you have all of these different groups under common managing directors, common Vice President, and all of them the metrics are driven in such a manner that our senior folks -- they see everything as one straight-through processing kind of a solution. So we’re not necessarily trying to sell these individual products per se today. We tried to couple it up in many, many form. And we believe as they go in into a full-fledged marketing campaign and we believe we can multiply our reach further and as compared to the footprint we have today, which is ultimately very, very strong.

Operator

(Operator Instructions) Our next question comes from Allen Klee with Maxim Group.

Allen Robert Klee Maxim Group LLC, Research Division - Senior VP & Senior TMT Analyst

You talked about underwriting revenue being down due to some project delays that you think will be coming back. Can you help us quantify how much that would be?

Robin Raina Ebix, Inc. - Chairman, CEO & President

Well, the quarterly - from a quarterly perspective, I think either $1.2 million or something that it went down from what we expected it to be at in the quarter.

Allen Robert Klee Maxim Group LLC, Research Division - Senior VP & Senior TMT Analyst

Okay. Great. And then can you just give us an update on your borrowing capacity that’s still available.

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

Robin Raina Ebix, Inc. - Chairman, CEO & President

Well, I think we -- from a borrowing capacity perspective, we have a, what’s the word for it, Sean, Darren, would you? I’m forgetting the word for it.

Sean T. Donaghy Ebix, Inc. - CFO, Compliance Officer & Secretary

The accordion fee is still available to us. That’s anywhere from $50 million to $75 million. We have $12 million available under the base agreements.

Robin Raina Ebix, Inc. - Chairman, CEO & President

Thank you, Sean. So that the answer. So look, we can grow this further. We can go in and take an additional line. We Have lots of different possibilities available. But we are right now, being very, very careful of what we want to do. Part of it is we believe that as we head into this IPO, we believe and we hopefully have here we are right. We believe this is going to be a very strong IPO metrics. So we believe that we shouldn’t go overboard on rating that because we believe that we can raise very strong amount of money through our IPO.

Allen Robert Klee Maxim Group LLC, Research Division - Senior VP & Senior TMT Analyst

Okay. And then just so that I understand. With the e-governance business in India, I think I heard you say it’s around a $10 million headwind in the sense that it was $10.2 million last year and so far $200,000...

Robin Raina Ebix, Inc. - Chairman, CEO & President

Almost, no, it was almost $22 million last year. It’s on $10.2 million just in 6 months. So we have taken this business down to 0 from $22 million a year last year.

Allen Robert Klee Maxim Group LLC, Research Division - Senior VP & Senior TMT Analyst

Okay. And it’s going to stay at 0...

Robin Raina Ebix, Inc. - Chairman, CEO & President

10.2, it was $10.2 million only in the first 6 months of 2018.

Allen Robert Klee Maxim Group LLC, Research Division - Senior VP & Senior TMT Analyst

And the plan is to keep it at 0 basically?

Robin Raina Ebix, Inc. - Chairman, CEO & President

Presently for now. Part of it, frankly, is that the largest player. You see, we didn’t want to deal with the central government. So what we did in, when we started in e-governance in India, we choose who we will do business with. And we decided to do business with the public sector undertakings, the autonomous public sector undertakings, which are basically the largest, one of the largest and most cash-rich organizations in India, used to be BSNL. BSNL was India’s largest telecom player. 5 years back, they had foreign -- they had cash reserve of $10 billion in their bank. And so we went there and decided that we’ll work with BSNL rather than the central government because central government, the money takes so much longer time to come. So we thought if we work with public sector undertakings, they are very professional. BSNL has a fantastic track record of paying all their vendors. It’s a very large undertaking, 200,000 employees and so on.

BSNL, over the last 12 months, first of all, we executed in the -- if I take a step back, we executed 4 projects very successfully for BSNL. Originally, we quoted to BSNL through an entity called Ebix Way. So what we did, we -- they were vendor of them, of BSNL who had all the contract, who met all their tender conditions. So what we did, we formed JV with that vendor. And that vendor would pick up the orders and immediately that -- because they met the conditions, it’s hard for a new vendor, for us, we were a new vendor for BSNL. So the order would come to wire, through us. So we implemented 4 deals very, very successfully.

In the meanwhile, since we met -- now meet the tender conditions Ebix alone. So we went in and we started -- we went in to BSNL and now BSNL, based on the successful record that Ebix has had, converted us into a partner, a national certified partner. A national certified partner means I can today go hand-in-hand, Ebix can go with BSNL, they’ve done very large deals and get their money in escrow, get it directly from a third-party rather than through BSNL. So that’s a fantastic status to have.

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

Having said that, what changed was that in the last 18 months, the BSNL ran in into a few money issues because of [Gio]. Gio came in into India. Gio has a mouth of a giant and Gio has has basically created couple for all the telecom players including BSNL, Vodafone, Bharti. Everybody has started a bit. BSNL controls all the land line phones in India, controls all the border areas, controls half the fiber in India and so on. 200,000 employees. But we made a conscious decision. We said until BSNL has the financial stability and have the cash, we don’t want to be bidding on any BSNL business until we feel comfortable that BSNL has all the cash inspite of having a very good start up now with BSNL. A few weeks back, government of India, Prime Minister of India spoke in progress and basically talked about the importance of BSNL and talked about the fact that they will be -- the government of India basically is approving $10.4 billion of funding into BSNL.

Now if that happens, then we might be back in that business because I don’t feel it’s a prudent decision to be going in and doing projects until we feel that they have all the funding that they require. Now it’s a government undertaking. And in India, no government undertaking has ever gone down in the history of India.

But having said that, we want to make sure that when we do the work, we get paid quickly. And so to that extent, we decided that we will discontinue doing business on e-governance with BSNL until BSNL has strong amount of cash in the business. Now if they do, which have been talked about in progress and it’s being played in the public eye in India.

So it’s basically, I believe that 90 days away from being funded to the tune of anywhere between $5 billion to $10 billion. If that happens, Ebix might be back in business. We will just go back to BSNL and would like to again start picking up their other deals. But in the meanwhile, until that happens, we made a conscious decision that we will stay out of it.

Now we could have bid on other central businesses and other central government business, e-governance projects. Our state e-governance project, we made a conscious decision that we don’t want to build on state government projects and of central government projects because they tend to have longer payment cycle associated with them. And we did not feel comfortable going with those projects.

So that’s why you - why we made this decision.

Allen Robert Klee Maxim Group LLC, Research Division - Senior VP & Senior TMT Analyst

Okay. And then maybe just finally. I had seen the news about iPipeline and then the debt multiple being paid. A little surprising at the company that bought them. I was -- why they would be buying a software company but the valuation implies some pretty good things for yourselves. Do you think that them getting acquired by who they are is changing their competitive position or...

Robin Raina Ebix, Inc. - Chairman, CEO & President

No, not really. I mean I wouldn’t say anything negative. I mean I feel that iPipeline is a great company that did a tremendous job of being there. Again, we feel that our revenue sources are way stroger than iPipeline purely because of one simple reason, our revenue sources are more recurring. It’s that simple. Our revenue sources are more recurring. Our business model is different. They have gone in. They have a lot of these. They do a lot of the engine work with respect to illustration engines.

And in that business, there’s a - I call it, digging a well every year and taking water out. We don’t do that. In our businesses, it’s a very recurring business. So having said that, iPipeline, Thoma Bravo basically did a great job of creating the business, taking the cost out of the business, creating a business with basically -- as you saw in the press release, they talked about close to $200 million of revenue with I think approximately $80 million of EBITDA. And ultimately, they got $1.6 billion for that.

Having said that, look, private equity will always value a little bit always higher. Meaning, frankly, we get approached everyday by private equity. What this has done, we were fully aware that this was going to happen with respect to iPipeline in the sense that many of these things weak out in a market. But basically, we have had so many inroads from private equity offer, especially over the last -- as our stock

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AUGUST 08, 2019 / 3:00PM GMT, Q2 2019 Ebix Inc Earnings Call

price has come down, you become very attractive to private equity. Private equity feels, look, we can pay a decent premium and possibly get this asset and ultimately have, even -- when you look at the multiples of what people are willing to pay, Ebix obviously is a steal and you can afford to pay a lot more and still, it would be a steal.

Having said that, I personally have been of the opinion that the time to do that is probably not now because I strongly believe we’ve set up the basic ground rules where we are headed, are we stronger than any of these companies. What we are creating is an international giant. I think time will tell what we are doing.

So having said that, meaning again, at the end of the day, we are out there. And when you’re a public company, you’re out there for an offer. Anybody can make an offer and finally it’ll be the Board’s decisions to give if something like that’s happens. But I think overall for the industry it’s good that iPipeline basically have gotten a reasonable multiple. I think the purchaser is a software company not necessarily in the insurance arena.

Now, I could say it will be focused then. But I think it’s too early for me to say it would be focused then. We would have to see how they conduct themselves, how they run it per se. So I wouldn’t -- I wouldn’t comment as yet on it simply because I think I’d rather give them time to see how they pursue it. All I could tell you is that we have done very strongly in the areas that we compete with iPipeline on, we don’t even lose business to them. So we do extremely well in the business area. And there are business areas where we didn’t enter. They have the palms business but one of the biggest businesses they have is the illustration engine business, where they create, they tell you the basic toolkit of illustration engine and then they configure that engine for you. We have not been in that business, and we’ve stayed away from that business.

So I think, overall, I think it’s a good deal for -- -- I think it’s something that’s going to play itself out so far in terms of what it does for the markets and potential industry.

Operator

And I am showing no further questions in queue. I’d like to turn the call back over to Robin Raina for closing remarks.

Robin Raina Ebix, Inc. - Chairman, CEO & President

Well, thank you very much. I think I’ll take the opportunity to thank all my employees for, I believe, for having taken us to this fantastic results. Thanks, Sean. Thank you, Darren, for being on the call, and I appreciate all of you investors for being on the call. And we look forward to trying to improve on where we are and continuing to make our results better by there, with each and every quarter that happens from here on. Thanks for your patience, and thank you. With that, I’ll end of the call.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program. You may now disconnect. Everyone, have a great day.

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